Exhibit 99.22

CONSENT OF  C. MOORE

I hereby consent to the use of my name in connection with the following document and reports, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Yamana Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.               Information relating to the mineral resource estimates of the Amancaya Project;

2.               Information relating to the mineral resource estimates for the Jeronimo Project; and

3.               The annual information form of the Company dated March 24, 2008, which includes reference to my name in connection with information relating to the Amancaya Project and the Jeronimo Project and the properties described therein.

Date: March 31, 2008

/s/ Chester M. Moore

Name: Chester M. Moore, P. Eng.
Title: Scott Wilson Roscoe Postle Associates Inc.